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                                                                    EXHIBIT 4.14

                                      LOGO
                                 PHILIP MORRIS

                                                                  March 13, 1995

              NOTICE OF REDEMPTION OF COMMON SHARE PURCHASE RIGHTS

To our Stockholders:

Notice is hereby given pursuant to Section 23(c) of the amended Rights Agree-ment (the "Rights Agreement"), dated as of October 25, 1989, between Philip Morris Companies Inc. (the "Company") and First Chicago Trust Company of New York (the "Rights Agent"), of the redemption on April 10, 1995 (the "Redemption Date") of all outstanding Rights to purchase shares of the Company's Common Stock under the Rights Agreement (the "Rights").

Prior to the Record Date (as defined below), each share of the Company's Common Stock has one related Right. From and after March 1, 1995, the holders of Rights have no rights with respect thereto, other than to receive the redemp-tion price of $.01 per Right (the "Redemption Price").

The Redemption Price will be paid on the Redemption Date to holders of record of Common Stock on March 15, 1995 (the "Record Date"). Payment will be effected by adding the Redemption Price to the regular dividend on the Common Stock of $.825 per share payable on the Redemption Date to holders of record on the Rec-ord Date so that on the Redemption Date a total of $.835 will be payable with respect to each share of Common Stock.

If you are a participant in the Company's Dividend Reinvestment Plan, on the Redemption Date, the Rights Agent will, with respect to each share of Common Stock in your Dividend Reinvestment Plan Account on the Record Date, credit your account with the Redemption Price as well as the regular quarterly divi-dend on the Common Stock (less any withholding tax). The funds credited to your account will be used to purchase additional shares of Common Stock. Partici-pants in the Company's defined contribution plans with accounts invested in Common Stock will be treated in the same manner.

The Rights are evidenced by the certificate(s) representing your shares of Com-mon Stock. Since the Rights are not evidenced by separate certificates, no sur-render of any document or other action on your part is necessary. The redemp-tion of the Rights does not diminish or otherwise affect the number of shares of Common Stock held by you.

The Company has been advised by counsel that payment of the Redemption Price should be taxable to each holder of Rights as a dividend under Section 301 of the Internal Revenue Code, and the Company intends to treat payment of the Re-demption Price as a dividend for purposes of reporting to the Internal Revenue Service the amount of dividends paid to each shareholder during 1995. In addi-tion, payment of the Redemption Price will be subject to any applicable with-holding tax in the same manner as regular dividends on Common Stock. You should consult your own tax adviser as to the particular tax consequences to you of the redemption, including tax reporting requirements, the applicability of state, local and other tax laws and possible changes in tax laws.